Exhibit 12.1

Charles River Laboratories International, Inc.

Ratio of Earnings to Fixed Charges

			Fiscal Year Ended
	6 Months Ended June 27, 2015	6 Months Ended June 28, 2014	2014	2013	2012	2011	2010
	(in thousands except ratios)

Earnings
Consolidated pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	91,916	85,347	168,294	132,463	130,364	131,793	(333,503)
plus fixed charges	11,370	10,171	17,721	26,779	39,876	49,143	42,880
plus amortization of capitalized interest	277	271	549	522	524	542	536
plus distributed income of equity investees	2,073	7,437	7,437	0	0	0	0
plus pre-tax losses of equity investees where charges from guarantees are included in fixed charges	0	0	0	0	0	0	0
minus interest capitalized	(418)	(103)	(1,032)	(243)	(467)	(298)	(56)
minus preference security dividend requirements of consolidated subsidiaries	0	0	0	0	0	0	0
minus non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0	0	0	0	0	0	0

Total Earnings	105,218	103,123	192,969	159,521	170,297	181,180	(290,143)

Fixed Charges (B)
Interest and capitalized interest expense on all indebtedness	6,979	5,409	11,257	4,925	1,330	22,874	15,558
plus amortization of deferred financing costs and debt discounts	839	868	1,725	16,287	32,479	20,010	19,777
plus 1/3 of rental expense from operating leases	3,552	3,894	4,739	5,567	6,067	6,259	7,545
Total fixed charges	11,370	10,171	17,721	26,779	39,876	49,143	42,880

Ratio of earnings to fixed charges	9.25	10.14	10.89	5.96	4.27	3.69	(A)

(A) Earnings for the year ended December 25, 2010 were less than zero. As a result, the coverage ratio was less than 1:1. The amount of the deficiency, or additional earnings we would need to generate to achieve a coverage ratio of 1:1, was approximately $333,023,000.

(B) The Company includes interest relating to uncertain tax positions in its provision for income taxes; therefore such amounts are not included in fixed charges in the computation.